Exhibit 99.1

Rowan Companies, Inc.
2800 POST OAK BOULEVARD, SUITE 5450
HOUSTON, TEXAS  77056-6127

February 18, 2009

Steel Partners II, L.P.
590 Madison Avenue
32nd Floor
New York, NY 10022

Gentlemen:

           Reference is made to that certain letter agreement (the “Agreement”) dated February 5, 2009 by and between Steel Partners II, L.P. (“Steel”) and Rowan Companies, Inc. (the “Company”).  Steel has requested and the Company has agreed to extend the deadline by which Steel shall notify the Company of the name and qualifications of the Steel Designee (as defined in the Agreement) from February 20, 2009 to March 2, 2009.  In furtherance of the foregoing, the parties hereto agree that the third and fourth sentences of Section 3 of the Agreement are hereby amended and replaced with the following two sentences:

“Steel shall notify the Company of the name and qualifications of the Steel Designee by no later than March 2, 2009.  The Board shall have until March 6, 2009 to approve or reasonably reject such nominee, in which case Steel will have five business days to propose an alternative designee.”

           Except as expressly set forth herein, the Agreement remains in full force and effect.

           This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement.  One or more counterparts of this letter agreement may be delivered by telecopier or PDF electronic transmission, with the intention that they shall have the same effect as an original counterpart hereof.

Very truly yours,

ROWAN COMPANIES, INC.

By:	/s/ William H. Wells
Name:	William H. Wells
Title:	Vice President, Finance and Chief Financial Officer

February 18, 2009
Steel Partners II, L.P.

Confirmed and Agreed to as of the
date set forth above:

STEEL PARTNERS II, L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Warren G. Lichtenstein
Name:	Warren G. Lichtenstein
Title:	Managing Member